UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*


BELLWETHER EXPLORATION COMPANY
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

079895108
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 079895108


1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PPM America, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER

Power to direct the vote: 506,568 subject to direction of parent corporation.

6  SHARED VOTING POWER
-0-

7  SOLE DISPOSITIVE POWER

Power to direct the vote: 506,568 subject to direction of parent corporation.

8  SHARED DISPOSITIVE POWER
-0-

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
506,568

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.60%

12  TYPE OF REPORTING PERSON*

HC (See Exhibit A on Page 7 hereof)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Bellwether Exploration Company

Item 1(b). Address of Issuer's Principal Executive Offices:

1331 Lamar, Suite 1455,
Houston, TX  77070-3039

Item 2(a). Name of Person Filing:

PPM America, Inc.

Item 2(b). Address of Principal Business Office:

225 West Wacker Drive, Suite 1200
Chicago, Illinois  60606

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number

079895108

Item 3. Type of Person:

HC (See Exhibit A on Page 7 hereof)

Item 4. Ownership:

(a) Amount Beneficially Owned:

506,568

(b) Percent of Class:

5.60%

(c) Number of shares as to which person has:

(i) sole power to vote or to direct the vote:  506,568

(ii) shared power to vote or to direct the vote:  -0-

(iii) sole power to dispose or to direct the disposition of:
506,568

(iv) shared power to dispose or to direct the disposition of:  -0-


Item 5.   Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company:

Not applicable.

Item 8.   Identification and Classification of Members of the
Group:

See Exhibit A.

Item 9.   Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 2/6/96
                                       __________________________
                                                  Date
                                            /s/ MARK MANDICH
                                       __________________________
                                                Signature
                                      Mark Mandich, Vice-President
                                       Finance and Administration
                                              Name/Title


                              EXHIBIT A



Identification and Classification of the Members of the Group.



     By no-action relief granted on July 5, 1991, the SEC generally stated it would not recommend enforcement action if Prudential Corporation plc together with certain of its subsidiaries collectively reported beneficial ownership of more than 5% of a class of equity security subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G rather than Schedule 13D. Therefore, PPM America, Inc., a subsidiary of Prudential Corporation plc, is making this filing on behalf of certain of Prudential Corporation plc's subsidiaries. Prudential Portfolio Managers Ltd. is a non-U.S. investment adviser subsidiary of Prudential Corporation plc for which PPM America, Inc. serves as a sub-adviser.